# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Equinox Gold Corp., CIK 0001756607
CUSIP: 29446Y502
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 700 West Pender St, Suite 1501, Vancouver, British Columbia Canada (A1), V6C 1G8
Date of event which requires filing of this statement: 01/12/2025
Amends the filing with accession number 0000950142-20-000812
Filed by CIK 0001476537
Persons authorized to receive notices and communications: Ross Beaty, 1130 - 400 Burrard Street, Vancouver, British Columbia Canada (A1), V6C 3A6, 604-806-3173

## Reporting persons
- BEATY, ROSS J. (CIK 0001476537): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF); sole voting power 26,781,487; shared voting power 0; sole dispositive power 26,781,487; shared dispositive power 0; aggregate amount beneficially owned 26,781,487 (5.9% of the class)
  Comment: Represents 26,781,487 shares, comprised of (i) 23,988,890 Common Shares held by Ross Beaty, (ii) 80,846 Common Shares issuable on the conversion of restricted stock units ("RSUs") held by Ross Beaty and (iii) 2,711,751 Common Shares held by Kestrel Holdings Ltd. a limited company organized under the laws of the Province of British Columbia, wholly-owned and controlled by Ross Beaty. Ownership of 5.9% is based on 455,476,702 Common Shares outstanding, calculated as follows: (i) 455,395,856 Common Shares outstanding as of November 6, 2024 plus (ii) 80,846 Common Shares issuable on the conversion of RSUs held by Ross Beaty.
- Kestrel Holdings Ltd.: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); source of funds: other (OO); sole voting power 2,711,751; shared voting power 0; sole dispositive power 2,711,751; shared dispositive power 0; aggregate amount beneficially owned 2,711,751 (0.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Equinox Gold Corp.
Address of issuer's principal executive offices: 700 West Pender St, Suite 1501, Vancouver, British Columbia Canada (A1), V6C 1G8

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 5.9%, based on 455,476,702 Common Shares outstanding, calculated as follows: (i) 455,395,856 Common Shares outstanding as of November 6, 2024 plus (ii) 80,846 Common Shares issuable on the conversion of RSUs held by Ross Beaty.
Number of shares as to which each person has sole or shared power to vote or dispose: 26,781,487 shares, comprised of (i) 23,988,890 Common Shares held by Ross Beaty, (ii) 80,846 Common Shares issuable on the conversion of restricted stock units ("RSUs") held by Ross Beaty and (iii) 2,711,751 Common Shares held by Kestrel Holdings Ltd. a limited company organized under the laws of the Province of British Columbia, wholly-owned and controlled by Ross Beaty.

## Signatures
- BEATY, ROSS J.: /s/ Ross Beaty, Ross Beaty (01/14/2025)
- Kestrel Holdings Ltd.: /s/ Ross Beaty, Ross Beaty, President (01/14/2025)